                                                                 Andrew D. Myers

August 15, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  John Reynolds
       Assistant Director
       Division of Corporation Finance

Re:    Harbor Acquisition Corporation
       Amendment No. 1 to Registration Statement on Form S-1
       REGISTRATION STATEMENT NO. 333-126300
       -------------------------------------

Dear Mr. Reynolds:

       Harbor Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 1 marked to show the changes made from the Registration Statement on Form S-1 which was filed with the Commission on June 30, 2005. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated August 5, 2005 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the prospectus included in Amendment No. 1 to the Registration Statement filed with the Commission on this date.

GENERAL

1. COMMENT: PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

       RESPONSE: The Company will provide you with a copy of the letter or a call from NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

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Securities and Exchange Commission
August 15, 2005
Page 2


2. COMMENT: WE NOTE THE STRUCTURE OF THIS OFFERING AND ITS SIMILARITY TO NUMEROUS BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS THAT RECENTLY HAVE BEEN REGISTERED WITH THE COMMISSION. WITH A VIEW TOWARD DISCLOSURE, PLEASE PROVIDE US WITH THE NAMES OF BLANK CHECK COMPANIES THAT HAVE REGISTERED OR ARE SEEKING TO REGISTER FIRM COMMITMENT OFFERINGS OF WHICH YOU ARE AWARE AND FURTHER SPECIFY THOSE WHICH INVOLVE AN OFFICER, DIRECTOR, AFFILIATE, UNDERWRITER OR ATTORNEY OF HARBOR ACQUISITION CORPORATION (HARBOR ACQUISITION). ADDITIONALLY, TELL US THE SECURITIES ACT FORM THE COMPANIES FILED ON; THE FILE NUMBER OF THAT FILING, IF APPLICABLE, THE DATE OF EFFECTIVENESS; AND, THE STATUS OF THE OFFERING THUS FAR. IN THIS REGARD, TELL US THE AMOUNT ESCROWED AND WHETHER THE BLANK CHECK COMPANIES HAVE ENGAGED IN THE DESIRED BUSINESS COMBINATION OUTLINED IN THE PROSPECTUS. TO ASSIST THE STAFF IN THIS REGARD, PLEASE PRESENT THE INFORMATION IN A TABULAR FORMAT. WE MAY HAVE FURTHER COMMENT.

       RESPONSE: In response to the staff's comment, the following table sets forth the recent registrations of "blank check" companies underwritten on a firm commitment basis in which an officer, or director of the Company, or an underwriter or attorney involved in this registration have been involved.

------------------------------------------------------------------------------------------------------------------------
    Name of Officer,                                              Securities Act
  Director, Affiliate         Name of Blank          Date of          Form                                  Amount
Attorney or Underwriter       Check Company       Effectiveness   (File Number)        Status             in Escrow
------------------------------------------------------------------------------------------------------------------------
Ferris, Baker                India Globalization        N/A            S-1         Filed initial              N/A
Watts, Inc.                  Capital, Inc.                        (333-124962)     registration statement
------------------------------------------------------------------------------------------------------------------------
Ferris, Baker                Harbor Acquisition         N/A            S-1         Filed initial              N/A
Watts, Inc.                  Corp.                                (333-126300)     registration statement
------------------------------------------------------------------------------------------------------------------------
Ferris, Baker                Cold Spring                               S-1         Filed initial              N/A
Watts, Inc.                  Capital, Inc.              N/A       (333-125873)     registration statement
------------------------------------------------------------------------------------------------------------------------
Ferris, Baker                                                          S-1         Filed initial              N/A
Watts, Inc.                  JK Acquisition Corp.       N/A       (333-125211)     registration statement
------------------------------------------------------------------------------------------------------------------------
Brean Murray & Co., Inc.     Mercator Partners        4/11/05          S-1         Units trading          $46.5 Million
                             Acquisition Corp.                    (333-122303)     Funds in escrow
------------------------------------------------------------------------------------------------------------------------
Brean Murray & Co., Inc.     TAC Acquisition          6/28/05          S-1         Units trading          $109.9 Million
                             Corp.                                (333-123382)     Funds in escrow
------------------------------------------------------------------------------------------------------------------------
Brean Murray & Co., Inc.     Juniper Partners         7/13/05          S-1         Units trading          $12.6 Million
                             Acquisition Corp.                    (333-126050)     Funds in escrow
------------------------------------------------------------------------------------------------------------------------
An Attorney at               Harbor Acquisition                        S-1         Filed initial              N/A
Venable LLP*                 Corp.                      N/A       (333-126300)     registration statement
------------------------------------------------------------------------------------------------------------------------
An Attorney at               Cold Spring                               S-1         Filed initial              N/A
Venable LLP*                 Capital, Inc.              N/A       (333-125873)     registration statement
------------------------------------------------------------------------------------------------------------------------
An Attorney at                                                         S-1         Filed initial              N/A
Venable LLP*                 JK Acquisition Corp.       N/A       (333-125211)     registration statement
------------------------------------------------------------------------------------------------------------------------

*Counsel to underwriter

       There are no other directors, officers or affiliates involved in any of these transitions.

       We have added a risk factor on page l4 of the Registration Statement discussing the number of publicly traded companies with a business purpose similar to the Company's and the effect this could have on its ability to complete a business combination within the prescribed time period.

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Securities and Exchange Commission
August 15, 2005
Page 3

PROSPECTUS COVER PAGE

3. COMMENT: WE NOTE THAT YOU WILL SEEK LISTING ON THE AMERICAN STOCK EXCHANGE. PLEASE ADVISE US OF THE BASIS FOR THE NOTED DISCLOSURE. ADVISE US OF THE STANDARD YOU SEEK TO LIST UNDER AND HOW YOU SATISFY THE CRITERIA UNDER SUCH STANDARD.

       RESPONSE: On July 14, 2005, the Company applied for listing on the American Stock Exchange, Inc. ("AMEX") under Listing Standard No. 3 set forth in
Section 101 of the AMEX Company Manual. We have very recently been informed that the AMEX has voluntarily imposed a temporary moratorium on new listings by blank check companies, which affects the Company's pending application. As a result, the Company has determined to cause its securities to be quoted on the OTC Bulletin Board (the "OTC") operated by the Nasdaq Stock Market, Inc. in order to provide an active trading market immediately after the closing of this offering. We have included disclosure on the cover page, and pages 4 and 54 of the prospectus to inform investors that our units, common stock and warrants will be quoted on the OTC. In addition, we have added an additional risk factor on page 16 to disclose additional risks with respect to trading of the securities on the OTC.

4. COMMENT: WE NOTE YOUR DISCLOSURE HERE AND ELSEWHERE THAT THE COMPONENTS OF YOUR UNITS WILL BEGIN TRADING SEPARATELY 90 DAYS AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT "UNLESS FERRIS, BAKER WATTS, INC. (FERRIS, BAKER WATTS) DETERMINES" OTHERWISE. PLEASE REVISE TO ELABORATE ON THE NOTED DISCLOSURE. DISCUSS THE FACTORS THAT FERRIS, BAKER WATTS WILL CONSIDER IN MAKING THE DETERMINATION TO ALLOW EARLIER SEPARATE TRADING. ALSO, PLEASE CLARIFY HOW INVESTORS WILL BE NOTIFIED OF SUCH ACCELERATION OF SEPARATE TRADING.

       RESPONSE: We have added language on page 3 under "Prospectus Summary - Securities Offered" to disclose the factors Ferris, Baker Watts, Inc. will use in making its determination and how investors will be informed of such determination.

PROSPECTUS SUMMARY

5. COMMENT: WE NOTE THAT A SUBSTANTIAL PORTION OF THE DISCLOSURE ON PAGE ONE IS REPEATED ON PAGES 25-26. PLEASE REVISE TO LIMIT SUCH REPETITION. YOUR ATTENTION IS DIRECTED TO THE DISCLOSURE REQUIREMENTS IN THE PROSPECTUS SUMMARY PER ITEM 503 (A) AND INSTRUCTION TO PARAGRAPH 503(A) REGULATION S-K.

       RESPONSE: In response to the staff's comment, we have revised much of the language on page 1 so that it only summarizes the disclosure in the Business section.

6. COMMENT: WE NOTE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS THAT YOU HAVE NOT HAD ANY PRELIMINARY CONTACTS OR DISCUSSIONS WITH ANY TARGET COMPANIES REGARDING A BUSINESS COMBINATION. PLEASE REVISE TO CLARIFY IF MANAGEMENT, THE DIRECTORS, OR ANY AFFILIATE, ATTORNEY, AGENT OR OTHER REPRESENTATIVE OF THE COMPANY HAS ALREADY TAKEN DIRECT OR INDIRECT MEASURES TO LOCATE A TARGET BUSINESS, OR UNAFFILIATED SOURCES HAVE APPROACHED YOU WITH POSSIBLE CANDIDATES. PLEASE REVISE OR ADVISE. PLEASE SEE INSTRUCTION 6 TO ITEM 504 OF REGULATION S-K.

Securities and Exchange Commission
August 15, 2005
Page 4

       RESPONSE: In response to the staff's comment, we have added language on page 1 of the prospectus that no person representing the Company has taken any direct or indirect measures to search for or locate a company.

7. COMMENT: WE NOTE THE DISCLOSURE THAT YOU WILL FILE A FORM 8-K, INCLUDING AN AUDITED BALANCE SHEET THAT WILL INCLUDE THE EXERCISE OF THE OVER-ALLOTMENT OPTION "IF SUCH OPTION "IS EXERCISED PRIOR TO THE FILING" OF THE 8-K. PLEASE REVISE TO CLARIFY IF THAT IMPLIES YOU WILL NOT FILE AN 8-K TO DISCLOSE THE EXERCISE OF THE OVER-ALLOTMENT OPTION IF SUCH EXERCISE IS COMPLETED AFTER THE INITIAL 8-K IS FILED.

       RESPONSE: We have added language on page 3 to make clear that if the over-allotment option is exercised after filing of the initial Form 8-K, the Company will file an amendment to the Form 8-K to provide updated financial information to reflect the exercise of the over-allotment option.

8. COMMENT: DISCLOSE HERE, AND ELSEWHERE AS APPROPRIATE, WHETHER THE REDEMPTION OF THE WARRANTS BY THE COMPANY WOULD INCLUDE THE WARRANTS HELD BY FERRIS, BAKER WATTS AS A RESULT OF THE EXERCISE OF THE UNDERWRITERS' OPTION. IF SUCH WARRANTS ARE NOT INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT INCLUDED.

       RESPONSE: We have revised disclosure on page 4 and on page 48 to reflect that redemption of the warrants by the Company would include warrants held by the underwriters as a result of the exercise of their unit purchase option.

9. COMMENT: WE NOTE YOUR STATEMENT HERE AND THROUGHOUT THE PROSPECTUS THAT YOU WILL NOT PROCEED WITH A BUSINESS COMBINATION IF SHAREHOLDERS OWNING 20% OR MORE OF THE SHARES SOLD IN THIS OFFERING VOTE AGAINST THE BUSINESS COMBINATION AND EXERCISE THEIR CONVERSION RIGHTS. PLEASE REVISE TO CLARIFY THAT THIS IS A TWO-STEP PROCESS (FIRST, THEY WOULD HAVE TO VOTE AGAINST THE COMBINATION, AND SECOND, THEY HAVE TO EXERCISE THEIR CONVERSION RIGHTS) AND THAT VOTING AGAINST THE COMBINATION ALONE WILL NOT RESULT IN A PRO RATA DISTRIBUTION OF THE TRUST FUND.

       RESPONSE: We have revised the language on page 5 to state more clearly that a business combination will not proceed if either a majority of the Common Stock issued in the offering voting on the transaction fails to approve the transaction or if holders of more than 20% of the Common Stock issued in the offering both vote against the transaction and exercise their conversion rights. In addition, we have added language to clarify that a stockholder must first vote against a proposed business combination in order to have a right to convert the stockholders' shares of Common Stock into a pro rata share of the trust account.

10. COMMENT: DISCLOSE, HERE OR ELSEWHERE AS APPROPRIATE, THE RATIONALE FOR REQUIRING THE STOCK TO TRADE AT $8.50 PER SHARE OR MORE IN ORDER FOR THE REDEMPTION RIGHTS TO APPLY.

       RESPONSE: We have added language on page 4 to describe the rationale behind our redemption criteria.

Securities and Exchange Commission
August 15, 2005
Page 5

RISK FACTORS

11. COMMENT: IN THE LAST SENTENCE OF THE FIRST RISK FACTOR, PLEASE DELETE THE STATEMENT IN PARENTHESES REGARDING INTEREST INCOME FROM THE PROCEEDS OF YOUR OFFERING, AS ANY INTEREST INCOME WOULD BE CLASSIFIED AS NON-OPERATING INCOME RATHER THAN REVENUE.

       RESPONSE: In response to the staff's comment, we have deleted the parenthetical clause on page 8.

12. COMMENT: IN RISK FACTOR EIGHT, WE NOTE THAT YOU "WILL SEEK TO HAVE ALL" THIRD PARTIES EXECUTE AGREEMENTS TO WAIVE ANY RIGHT, TITLE, INTEREST OR CLAIM TO OFFERING PROCEEDS HELD IN TRUSTS. IN YOUR BUSINESS SECTION, PLEASE REVISE TO ELABORATE ON THE "ANALYSIS" YOU WILL MAKE AND DISCUSS THE FACTORS YOU WOULD CONSIDER WHEN DECIDING BETWEEN A PARTY THAT REFUSES TO WAIVE ANY INTEREST VERSUS A PARTY THAT AGREES TO WAIVE SUCH INTERESTS. ALSO IN THE BUSINESS SECTION, PLEASE REVISE TO DISCUSS THE "CERTAIN CIRCUMSTANCES" WHERE ROBERT HANKS AND DAVID DULLUM WOULD BE PERSONALLY LIABLE TO COVER ANY CLAIMS AGAINST TRUST FUNDS.

       RESPONSE: In response to the staff's comment, we have revised the eighth risk factor on page 10 to elaborate on the analysis we will take and the factors we will consider in determining whether to engage a third party that does not execute a waiver. We have also clarified the circumstances where Mr. Hanks and Mr. Dullum will indemnify the Company.

13. COMMENT: RISK FACTOR 9 APPEARS TO DISCUSS TWO SEPARATE RISKS. ONE, BEING THE RISKS ASSOCIATED WITH YOU UTILIZING A STOCK EXCHANGE AND THE OTHER, THE POSSIBILITY YOU WOULD INCUR DEBT IN THE BUSINESS COMBINATION TRANSACTION. PLEASE REVISE TO DISCUSS THOSE TWO RISKS SEPARATELY.

       RESPONSE: In response to the staff's comment, we have separated the analysis of these risks into two separate risk factors on pages 10 and 11.

14. COMMENT: WE NOTE IN RISK FACTOR 11 THAT MANAGEMENT AND/OR INITIAL SHAREHOLDERS MAY BE RETAINED FOLLOWING A BUSINESS COMBINATION. THERE APPEARS TO BE AN INHERENT CONFLICT OF INTERESTS IN THAT MANAGEMENT AND/OR INITIAL SHAREHOLDERS MAY VIEW TARGET COMPANIES THAT OFFER ANY SUCH INDIVIDUALS A CONTINUING RELATIONSHIP (WHETHER IN A MANAGEMENT OR SOME OTHER ROLE SUCH AS A CONSULTANT) IN A MORE FAVORABLE LIGHT. PLEASE REVISE TO DISCUSS SUCH CONFLICT.

       RESPONSE: In response to the staff's comment, we have added language to the risk factor on page 12 to disclose the possibility that management and/or the initial stockholders may be retained following a business combination, and have added disclosure on pages 41 and 42 to further address this possibility.

15. COMMENT: RISK FACTOR 12 APPEARS TO BE A RISK THAT AFFECTS ALL COMPANIES. PLEASE REVISE TO DISCUSS HOW THIS RISK IS SPECIFIC TO YOUR COMPANY OR REMOVE THE RISK FACTOR.

       RESPONSE: In response to the staff's comment, we have removed the referenced risk factor.

Securities and Exchange Commission
August 15, 2005
Page 6


16. COMMENT: IN RISK FACTOR 13, WE NOTE YOUR DISCUSSION OF THE RISK THAT MANAGEMENT MAY TARGET A BUSINESS THAT IS OUTSIDE OF THEIR "REALM OF EXPERIENCE." PLEASE REVISE TO CLARIFY HERE OR IN THE BUSINESS SECTION THE "REALM" THAT MANAGEMENT HAS EXPERIENCE IN. IN PARTICULAR, PROVIDE DETAILED DISCLOSURE, HERE OR ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE, AS TO THE EXPERIENCE OF MANAGEMENT IN THE INDUSTRIAL OR CONSUMER PRODUCTS SECTOR AND SPECIFICALLY MIDDLE MARKET COMPANIES IN SUCH SECTOR. WE MAY HAVE FURTHER COMMENT.

       RESPONSE: In response to the staff's comment, we have revised this risk factor on page 12 and removed elsewhere the term "realm of experience." The "Management" section includes descriptions of the members of management and their experience within the sectors in which the Company intends to concentrate its efforts to find an acquisition target.

17. COMMENT: IN RISK FACTOR 14, WE NOTE THAT SOME OF YOUR OFFICERS ARE "CURRENTLY, AND MAY" IN THE FUTURE BECOME AFFILIATED WITH OTHER BLANK CHECK COMPANIES. PLEASE REVISE YOUR DISCLOSURE LATER IN TO DOCUMENT TO DISCUSS ANY CURRENT AFFILIATIONS WITH OTHER BLANK CHECK COMPANIES IF SUCH AFFILIATIONS EXIST. CURRENTLY, IT APPEARS THAT RISK FACTOR 17 AND 14 ARE INCONSISTENT IF MANAGEMENT IS CURRENTLY OR HAS BEEN INVOLVED WITH OTHER BLANK CHECK COMPANIES.

       RESPONSE: In response to the staff's comment, we supplementally inform you that no member of management has a current affiliation with other blank check companies, although some are affiliated with private equity firms that make investments in, or acquire companies. We have clarified this in the third risk factor on page 12.

18. COMMENT: PLEASE ADD A SEPARATE RISK FACTOR UTILIZING PUBLICLY AVAILABLE INFORMATION TO ADDRESS THE NUMBER OF "BLANK CHECK FIRM COMMITMENT" OFFERINGS CURRENTLY IN THE MARKET PLACE, DISCLOSE THE NUMBER OF SUCH TRANSACTIONS WHICH HAVE FOUND BUSINESS COMBINATION CANDIDATES AND HAVE CONSUMMATED SUCH TRANSACTIONS, RESPECTIVELY, AND DISCUSS THE IMPACT THAT COMPETITION WITH SUCH ENTITIES COULD HAVE ON YOUR ABILITY TO LOCATE A TARGET AND SUCCESSFULLY COMPLETE A BUSINESS COMBINATION. IN ADDITION, PLEASE ADDRESS THE AGGREGATE AMOUNT OF OFFERING PROCEEDS CURRENTLY IN ESCROW WITH RESPECT TO THESE OFFERINGS.

       RESPONSE: In response to the staff's comment, we have added a risk factor on page 14 to describe the number of blank check companies currently in the market and the potential impact on the Company.

19. COMMENT: PLEASE REVISE TO INCLUDE A RISK FACTOR TO ADDRESS THE POSSIBILITY THAT MANAGEMENT MAY TARGET A COMPANY THAT MAY BE AFFILIATED WITH ONE OR MORE OF THE INITIAL STOCKHOLDERS, IF TRUE.

       RESPONSE: In response to the staff's comment, we have added a risk factor disclosing this potential conflict of interest on page 15.

FORWARD-LOOKING STATEMENTS

20. COMMENT: REFER TO YOUR STATEMENT THAT YOU "UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY

Securities and Exchange Commission
August 15, 2005
Page 7

FORWARD-LOOKING STATEMENTS." PLEASE CONFIRM THAT YOU ARE AWARE OF YOUR RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE, REGARDING YOUR FINANCIAL


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Securities and Exchange Commission
August 15, 2005
Page 8


CONDITION, AND THAT THIS RESPONSIBILITY MAY EXTEND TO SITUATIONS WHERE MANAGEMENT KNOWS OR HAS REASON TO KNOW THAT PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS. SEE ITEM 10(B)(3) OF REGULATION S-K.

       RESPONSE: The Company's officers and directors are aware of their responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.

USE OF PROCEEDS

21. COMMENT: WE NOTE THAT YOU HAVE ALLOCATED $540,000 TOWARDS DUE DILIGENCE (AND A PORTION OF THE $550,000 TO EXPENSES ATTENDANT TO DUE DILIGENCE) OF PROSPECTIVE TARGET COMPANIES. CONSIDERING CURRENT MANAGEMENT WILL NOT DEVOTE A SET AMOUNT OF TIME TO YOUR ENDEAVORS, AS IS DISCLOSED IN YOUR RISK FACTORS SECTION, PLEASE REVISE TO DISCUSS HOW DUE DILIGENCE WILL BE PERFORMED AND IDENTIFY WHO WILL PERFORM IT. IF MANAGEMENT WILL PERFORM ALL OF THE DUE DILIGENCE, DOES THAT MEAN YOU WILL NOT USE ANY OF THE MONEY ALLOCATED TO DUE DILIGENCE?

       RESPONSE: In response to the staff's comment, we have described how due diligence will be performed on page 21.

22. COMMENT: WE NOTE YOUR BELIEF THAT THE EXCESS WORKING CAPITAL WILL BE SUFFICIENT TO COVER THE FOREGOING EXPENSES AND REIMBURSEMENT COSTS. CONSIDERING YOU ASSERT THAT YOU HAVE ENGAGED IN MINIMAL EFFORTS TO LOCATE A TARGET COMPANY, PLEASE REVISE TO DISCUSS THE BASIS FOR SUCH BELIEF.

       RESPONSE: We have disclosed on page 20 the basis for this belief.

23. COMMENT: WE NOTE THERE ARE NO LIMITATIONS ON THE AMOUNT OF OUT-OF-POCKET EXPENSES INSIDERS COULD INCUR. IN THE EVENT THAT EXPENSES EXCEED THE AMOUNT OF NON-TRUST PROCEEDS, PLEASE REVISE TO DISCUSS HOW THEY ARE STRUCTURED. IS IT A LOAN OR OTHER LIABILITY THAT FOLLOWS THE COMPANY AND MUST BE REPAID BY THE RESULTING COMPANY OR A DISCRETIONARY ITEM THAT THE RESULTING ENTITY MAY DECIDE NOT TO REIMBURSE?

       RESPONSE: In response to the staff's comment, we have disclosed on pages 20 and 21 that out-of-pocket expenses incurred by management would be reimbursed by the resulting entity to the extent such advances remain unpaid upon consummation of a business transaction.

24. COMMENT: PLEASE CLARIFY WHETHER THE FUNDS NOT HELD IN TRUST COULD BE USED AS A DOWN PAYMENT, DEPOSIT, OR LOCKUP IN A PROPOSED BUSINESS COMBINATION. TO THE EXTENT THEY CAN, EXPLAIN HOW ONGOING EXPENSES WILL BE SATISFIED AND INCLUDE APPROPRIATE LINE ITEM DISCLOSURE IN THIS SECTION. WE MAY HAVE FURTHER COMMENT.

       RESPONSE: In response to the staff's comment, we have disclosed on pages 19 and 20 that a portion of the funds not held in escrow could be used as a down payment, and we have added a risk factor on page 13 to describe the effect this could have on our ability to close a transaction if such amount is forfeited.

Securities and Exchange Commission
August 15, 2005
Page 9

PROPOSED BUSINESS

25. COMMENT: WE NOTE THAT YOU BELIEVE THAT THERE ARE OPPORTUNITIES TO EFFECT MIDDLE MARKET ACQUISITIONS "AT REASONABLE VALUATIONS." PLEASE REVISE TO SUBSTANTIATE SUCH BELIEF ELABORATE YOUR USE OF THE TERM "REASONABLE VALUATIONS."

       RESPONSE: In response to the staff's comment, we have removed the term "at reasonable valuations."

26. COMMENT: PLEASE REVISE THE BASIS FOR YOUR BELIEF THAT "MANY COMPANIES ARE DIVESTING NON-CORE ASSETS" THAT HAVE "ATTRACTIVE VALUATIONS" IN THAT REGARD, PLEASE REVISE TO DISCUSS YOUR USE OF THE TERM "ATTRACTIVE VALUATIONS."

       RESPONSE: In response to the staff's comment, we have removed the referenced statement and the term "attractive valuations."

27. COMMENT: WE NOTE YOUR BELIEF THAT THE "MIDDLE MARKET OPERATING COMPANY" IS "UNDERSERVED." PLEASE REVISE TO SUBSTANTIATE THE NOTED BELIEF.

       RESPONSE: In response to the staff's comment, we have removed the referenced statement.

28. COMMENT: PLEASE REVISE TO EXPLAIN THE STATEMENT THAT "MOST PRIVATE EQUITY FUNDS ARE LIMITED LIFE INVESTMENT VEHICLES." EXPLAIN YOUR USE OF THE TERM "LIQUIDITY EVENTS."

       RESPONSE: In response to the staff's comment, we have revised the statements on page 27.

29. COMMENT: WE NOTE YOU INTEND TO FOCUS ON COMPANIES WITH "STRONG CASH FLOW THAT POSSESS SUPERIOR INTERNAL GROWTH PROSPECTS DUE TO THE EXISTENCE OF OPPORTUNITIES FOR SIGNIFICANT REVENUE GROWTH OR EXPANSION OF PROFITABILITY AND CASH FLOW." PLEASE REVISE TO CLARIFY IF "STRONG CASH FLOW" OR "SUPERIOR INTERNAL GROWTH PROSPECTS" ARE CRITERIA YOU SEEK IN POTENTIAL TARGETS. IF SO, PLEASE REVISE TO ELABORATE ON THOSE CHARACTERISTICS.

       RESPONSE: In response to the staff's comment, we have modified the language to remove the referenced terms and we have added language under "Proposed Business - Effecting of a Business Combination" relating to management's evaluation methodology.

30. COMMENT: WE NOTE YOU "WILL SEEK EXECUTIVE MANAGEMENT TEAMS WHO HAVE DEMONSTRATED THE ABILITY TO OPERATE AND PROFITABLE GROW MIDDLE MARKET COMPANIES." PLEASE REVISE TO CLARIFY IF SUCH MANAGEMENT TEAMS WOULD INCLUDE YOUR CURRENT MEMBERS OF MANAGEMENT OR INDIVIDUALS ALREADY ASSOCIATED WITH MANAGEMENT.

       RESPONSE: We have added language on page 27 and elsewhere in the prospectus to disclose that management is not expected to serve as executives of an acquired company but may serve as directors or in an advisory capacity.

Securities and Exchange Commission
August 15, 2005
Page 10

31. COMMENT: PLEASE REVISE TO EXPLAIN THE DISCUSSION OF "SECTORS" YOU WILL FOCUS ON TO OBTAIN A COMPETITIVE ADVANTAGE AT THE BOTTOM OF PAGE 24. YOUR DISCLOSURE INDICATES THAT YOU ARE NOT LIMITED TO ANY INDUSTRY. IF THAT IS THE CASE, THE NOTED DISCLOSURE APPEARS SPECULATIVE. ALSO, CLARIFY IF THE NOTED DISCLOSURE IMPLIES YOU WILL NOT ACQUIRE A SERVICE COMPANY.

       RESPONSE: In response to the staff's comment, we have added language in the bullet point on page 29 to clarify that the Company may have a competitive advantage in evaluating businesses within these sectors. We have also added language at the top of page 28 to disclose that the Company may acquire a company that provides services and the circumstances under which it may acquire a company outside of its focus in the consumer and industrial product sectors. We have also added a description of the risks associated with the possibility that the Company may acquire a company outside of those sectors on page 29 and on page 12.

32. COMMENT: PLEASE REVISE TO DISCUSS THE BASIS FOR YOUR BELIEF THAT THERE ARE "UNDEREXPLOITED" COMPANIES THAT ARE "IGNORED BY TRADITIONAL PRIVATE EQUITY FIRMS AND CORPORATIONS AND CAN BE ACQUIRED FOR ATTRACTIVE VALUATIONS."

       RESPONSE: In response to the staff's comment, we have removed this statement.

33. COMMENT: ON PAGE 25, WE NOTE THAT YOU BELIEVE THAT "OWNERS OF MANY POTENTIAL TARGET COMPANIES WOULD FIND AN ACQUISITION BY [YOU] TO BE AN EASIER AND LESS RISKY ROUTE TO LIQUIDITY THAN GOING THROUGH AN INITIAL PUBLIC OFFERING." ON PAGE 26 WE NOTE THAT MIDDLE MARKET COMPANIES "TRADITIONALLY HAVE A DIFFICULT TIME ACCESSING BOTH PUBLIC AND PRIVATE DEBT AND EQUITY CAPITAL GROWTH." PLEASE REVISE TO DISCUSS YOUR BASIS FOR THE IMPLICATION THAT YOUR PROPOSED BUSINESS ACQUISITION WOULD BE A PREFERRED METHOD OVER A TARGET ENGAGING IN ITS OWN INITIAL PUBLIC OFFERING OR DEBT TRANSACTIONS, IN LIGHT OF THE FACT THAT YOU ARE ENGAGING IN A PUBLIC OFFERING WHILE POSSESSING NO ASSETS. IF THAT IS NOT THE IMPLICATION YOU INTEND TO CONVEY WITH YOUR DISCLOSURE, PLEASE ADVISE.

       RESPONSE: In response to the staff's comment, we have removed the referenced statements.

34. COMMENT: PLEASE REVISE TO DEFINE THE PHRASES "BRANDED CONSUMER GROWTH COMPANIES" AND "TOP-LINE GROWTH."

       RESPONSE: In response to the staff's comment, we have removed these phrases from page 27 and 28.

35. COMMENT: IN CONNECTION WITH YOUR DISCUSSION OF "DIVISIONAL SPINOUTS" PLEASE REVISE TO DISCUSS THE CRITERIA USED TO DETERMINE WHETHER AN OPERATING UNIT HAS "ATTRACTIVE UNDERLYING ECONOMICS."

       RESPONSE: In response to the staff's comment, we have removed the phrase "attractive underlying economics" and clarified the disclosure on page 28.

36. COMMENT: PLEASE REVISE TO PROVIDE A BASIS FOR YOUR STATEMENT THAT OPERATING UNITS OF LARGER COMPANIES OFTEN "CAN BE STRONG INDIVIDUAL PUBLIC COMPANIES OR SERVE AS A GROWTH PLATFORM FOR A


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Securities and Exchange Commission
August 15, 2005
Page 11

LARGER PUBLIC COMPANY" OR REMOVE THE STATEMENT.

       RESPONSE: We have removed the referenced statement from page 28.

37. COMMENT: WE NOTE ON PAGE 26 THAT YOU BELIEVE THAT FOCUSING ON THE "ORIGINATION OF ACQUISITIONS WILL CREATE VALUABLE OPPORTUNITIES." PLEASE REVISE TO EXPLAIN HOW THE DISCUSSED FOCUS WILL CREATE VALUABLE OPPORTUNITIES.

       RESPONSE: We have removed the referenced statement.

38. COMMENT: WE NOTE THAT YOU BELIEVE THAT YOUR EXPERIENCE IN THE INDUSTRIAL AND CONSUMER PRODUCT SECTORS PROVIDES YOU WITH A COMPETITIVE ADVANTAGE. PLEASE REVISE TO EXPLAIN HOW THAT IS POSSIBLE SINCE YOU HAVE NOT LIMITED YOUR SEARCH TO THOSE INDUSTRIES.

       RESPONSE: In response to the staff's comment we have clarified at the top of page 29 that the Company believes the experience of its management team in the industrial and consumer product sectors provides it with a competitive advantage in evaluating companies WITHIN THOSE SECTORS.

39. COMMENT: ON PAGE 27, WE NOTE THAT YOU MAY PAY A FINDER'S FEE TO THIRD PARTIES THAT PRESENT YOU WITH PROPOSALS. PLEASE REVISE TO DISCUSS HOW YOU WILL SOLICIT PROPOSALS AND HOW UNSOLICITED PARTIES WOULD BECOME AWARE OF YOUR SEARCH. ALSO, PLEASE REVISE TO CLARIFY HOW FINDER'S FEES WILL BE DETERMINED FOR UNAFFILIATED SOURCES. DOES A PARTY INDICATE THEY HAVE A PROPOSAL AND THEN NEGOTIATE WITH YOU WITHOUT ACTUALLY IDENTIFYING THE TARGET? IF SO, HOW DO YOU DETERMINE THE FEE?

       RESPONSE: In response to the staff's comment, we have added language on page 30 and elsewhere to expand on how unsolicited proposals may arise and how finder's fees may be determined.

40. COMMENT: WE NOTE THE DISCLOSURE THAT THE COMPANY WILL NOT PAY ANY FINDERS OR CONSULTING FEES TO THE EXISTING OFFICERS, DIRECTORS OR STOCKHOLDERS. PLEASE EXPAND THIS DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT THE EXISTING OFFICERS, DIRECTORS AND STOCKHOLDERS WILL RECEIVE NO FINDERS FEES, CONSULTING FEES, OR ANY SIMILAR TYPE FEES OR OTHER COMPENSATION FROM ANY OTHER PERSON OR ENTITY IN CONNECTION WITH ANY BUSINESS COMBINATION INVOLVING THE COMPANY OR AN AFFILIATE THEREOF.

       RESPONSE: We supplementally confirm for the staff the disclosure in the prospectus that in no event will the Company pay its officers, directors or stockholders, or any entity with which they are affiliated, any finder's fee or other compensation for services rendered in connection with an acquisition. Language to this effect is contained on pages 21, 30, 41 and 46. Following an acquisition, an officer or director who serves the resulting entity as a director or in an advisory capacity, may receive compensation for his post-acquisition services. We have disclosed this possibility on pages 41 and 42.

41. COMMENT: PLEASE BE AWARE THAT YOU ARE CURRENTLY SELLING YOUR "PLAN" TO ACQUIRE A BUSINESS. AT THIS POINT, THE ONLY INFORMATION INVESTORS HAVE TO CONSIDER IS YOUR PLAN AND MANAGEMENT'S EXPERIENCE. IN THAT REGARD, PLEASE REVISE TO FULLY DISCUSS THE CRITERIA YOU WILL CONSIDER AND DETAIL ACTIVITIES THAT WILL CONSIST OF YOUR SEARCH. FOR INSTANCE PLEASE EXPLAIN YOUR USE FOLLOWING TERMS OR PHRASES AS THEY RELATE TO YOUR SEARCH:

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Securities and Exchange Commission
August 15, 2005
Page 12

       o    CASH FLOW POSITIVE COMPANIES

       o    SUPERIOR INTERNAL GROWTH PROSPECTS

       o    MERGING GROWTH COMPANIES

       o    FRAGMENTED INDUSTRY

       o FINANCIAL CONDITION AND RESULTS OF OPERATIONS (IN PARTICULAR, DISCUSS WHAT TYPE OF FINANCIAL CONDITION AND CLARIFY IF THERE ARE ANY SPECIFIC LEVELS OF RESULTS OF OPERATIONS YOU ARE LOOKING FOR)


       PLEASE ADVISE IF YOU WILL USE ANY SPECIFIC OR OTHER CRITERIA IN YOUR SEARCH AND IDENTIFICATION OF POTENTIAL ACQUISITIONS. IF THERE ARE ADDITIONAL CRITERIA THAT YOU CONSIDER, PLEASE ADVISE WHY SUCH CRITERIA SHOULD NOT BE DISCLOSED IN YOUR PROSPECTUS.

       RESPONSE: In response to the staff's comment, we have modified the disclosure in the prospectus to modify the terms we use and to describe the activities of which our search will consist. We have disclosed that our descriptions of our criteria is not exhaustive. At this time, we have no other important criteria that we would consider, however, we understand that as markets evolve and economies change, there my be criteria that we have not disclosed that we may need to consider in order to thoroughly evaluate an acquisition candidate.

42. COMMENT: ON PAGE 28, WE NOTE THAT YOU WILL SEEK AN OPINION FROM AN "INDEPENDENT INVESTMENT BANKING FIRM EXAMINING THE FAIR MARKET VALUE OF TARGET COMPANIES ONLY IF YOUR BOARD IS UNABLE TO DETERMINE THE VALUE INDEPENDENTLY. PLEASE REVISE TO DISCUSS THE SITUATIONS THAT WOULD LEAD TO YOUR INABILITY TO MAKE AN INDEPENDENT DETERMINATION. WE ALSO NOTE THAT SUCH OPINION MUST BE REQUESTED BY STOCKHOLDERS. PLEASE CLARIFY HOW PURCHASERS IN THE OPEN MARKET WILL BE ABLE TO RECEIVE A COPY OF SUCH REPORT AS IT APPEARS YOU WILL NOT INCLUDE IT WITH ANY DOCUMENT FILED WITH THE COMMISSION.

       RESPONSE: In response to the staff's comment we have revised the disclosure on page 31 to clarify the board will seek an opinion from an independent investment banking firm that the transaction is fair from a financial point of view in the event the Company proposes to acquire a company that is affiliated with its management or initial stockholders and that we will file such opinion with the Commission.

43. COMMENT: PROVIDE DISCLOSURE WITH RESPECT TO THE CONVERSION RIGHTS TO DISCUSS THE RELATIVE BENEFITS AND FINANCIAL ADVANTAGES TO THE UTILIZATION OF SUCH FEATURE BETWEEN THE EXISTING STOCKHOLDERS AND THE PUBLIC STOCKHOLDERS. THIS DISCLOSURE SHOULD INCLUDE, IN PART, AN ANALYSIS AND COMPARISON OF THE FINANCIAL CONSEQUENCES OF THE EXERCISE OF THE CONVERSION RIGHT WHEN EXERCISED BY AN EXISTING STOCKHOLDER AS COMPARED TO A PUBLIC STOCKHOLDER. IN THIS CONTEXT WE NOTE THAT: (I) THE EXISTING STOCKHOLDERS ARE ALLOWED TO MAKE PURCHASES OF SHARES IN THE OFFERING, IN THE OPEN MARKET SUBSEQUENT TO THE OFFERING AND PURSUANT TO THE EXERCISE OF WARRANTS; (II) THERE APPEARS TO BE A DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH STOCKHOLDERS IS VIRTUALLY CERTAIN TO BE LESS THAN THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00); AND (III) THERE DOES NOT APPEAR TO BE A CORRESPONDING DISINCENTIVE FOR EXISTING STOCKHOLDERS TO EXERCISE THEIR CONVERSION RIGHTS SINCE THEIR EXISTING SHARES HAVE AN EFFECTIVE PURCHASE PRICE OF $0.01 PER SHARE AND THUS EVEN AFTER PAYING THE OFFERING PRICE, MARKET PRICE AND/OR EXERCISE

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Securities and Exchange Commission
August 15, 2005
Page 13


PRICE FOR THE OTHER SHARES ACQUIRED AFTER THE DATE OF THE PROSPECTUS, THE EFFECTIVE COST TO THE EXISTING STOCKHOLDERS OF THEIR SHARES WILL BE LESS THAT THE CONVERSION PRICE PER SHARE. SIMILAR DISCLOSURE SHOULD BE PROVIDED, AS APPLICABLE, WITH RESPECT TO THE SHARES HELD BY THE UNDERWRITERS. WE MAY HAVE FURTHER COMMENT.

       RESPONSE: The Company's initial stockholders have agreed to vote all shares that may be acquired by them, whether before, in connection with, or after, this offering, in favor of a proposed transaction in accordance with the majority of the shares voted by the public stockholders. Accordingly, because stockholders may only convert if they vote AGAINST the transaction, no existing stockholder will be able to elect to convert his shares into cash.

44. COMMENT: PLEASE REVISE TO CLARIFY, HERE AND ELSEWHERE AS APPROPRIATE, THAT WITH RESPECT TO SHARES HELD BY AN EXISTING STOCKHOLDER WHICH WERE ACQUIRED AFTER THE OFFERING THAT THE INITIAL STOCKHOLDER COULD INTENTIONALLY VOTE AGAINST THE PROPOSED BUSINESS COMBINATION IN ORDER TO RETAIN THE RIGHT TO EXERCISE HIS/HER CONVERSION RIGHTS IN THE EVENT THAT THE BUSINESS COMBINATION TRANSACTION IS APPROVED SINCE ONLY MAJORITY APPROVAL IS NEEDED.

       RESPONSE: We have amended the prospectus on pages 5, 32 and 42 to provide that all shares of common stock owned by an existing stockholder, including any shares acquired after the offering, must be voted in accordance with a majority of the shares voted by the public stockholders.

45. COMMENT: ON PAGE 30, WE NOTE THAT YOU BELIEVE THERE ARE "NUMEROUS POTENTIAL TARGET BUSINESSES" THAT YOU COULD ACQUIRE. PLEASE REVISE TO CLARIFY IF YOU MEAN THERE ARE NUMEROUS POTENTIAL TARGETS THAT SATISFY THE 80 PERCENT REQUIREMENT AND SUBSTANTIATE YOUR BELIEF OR REMOVE SUCH DISCLOSURE, AS IT APPEARS SPECULATIVE.

       RESPONSE: We have removed such disclosure.

MANAGEMENT

46. COMMENT: PLEASE REVISE THIS SECTION TO DISCLOSE THE TIME FRAME THAT MEMBERS OF MANAGEMENT HAS BEEN ASSOCIATED WITH ANY ENTITIES LISTED HERE.

       RESPONSE: We have added the respective time frames in the "Management" section commencing on page 38.

47. COMMENT: PLEASE REVISE TO EXPLAIN WHY THE $7,500 PER MONTH FEE IS PAID TO GRAND CRU MANAGEMENT, LLC WHEN YOUR BUSINESS ADDRESS IS THAT OF NEW ENGLAND PARTNERS. IS GRAND CRU MANAGEMENT AFFILIATED WITH NEP?

       RESPONSE: Grand Cru Management, LLC has entered into a sublease with NEGF Advisory Company, Inc., a New England Partners affiliate. We have disclosed this transaction on page 45 under "Certain Transactions."

48. COMMENT: IN THE LAST PARAGRAPH ON PAGE 38, WE NOTE THAT YOU WILL SEEK AN OPINION FROM AN "INDEPENDENT INVESTMENT BANKING FIRM" EXAMINING THE FAIRNESS OF POTENTIAL BUSINESS COMBINATION IF THE TARGET COMPANY IS AFFILIATED WITH ANY OF THE EXISTING STOCKHOLDERS. AS THIS OPINION APPEARS

Securities and Exchange Commission
August 15, 2005
Page 14

SEPARATE FROM THE ONE DISCLOSED ON PAGE 28, WHICH ONLY OPINES ON THE FAIR MARKET VALUE AND NOT ACTUAL FAIRNESS, PLEASE REVISE TO CLARIFY IF THE OPINION WILL BE DISCLOSED IN SUBSEQUENT DOCUMENTS FILED WITH THE COMMISSION AND WHETHER THE INDEPENDENT FIRM WILL BE A CONSENTING EXPERT.

       RESPONSE: We have clarified this matter on pages 31 and 42 of the prospectus.

49. COMMENT: UNDER THE CAPTION CONFLICT OF INTEREST, PLEASE REVISE TO DISCUSS THE CONFLICTS THAT MAY RESULT FROM THE OPEN MARKET WARRANT PURCHASES.

       RESPONSE: The fourth bullet point under "Conflict of Interest" on page 42 includes a description of the conflict that may exist due to ownership of warrants by management.

PRINCIPAL STOCKHOLDERS

50. COMMENT: PLEASE REVISE TO DISCUSS THE PURPOSE OF THE PUBLIC MARKET WARRANT PURCHASES BY MESSRS. HANKS AND DULLUM AND THE UNDERWRITERS. REVISE TO CLARIFY IF THESE ARE MANDATORY WARRANT PURCHASES.

       RESPONSE: We have added language to page 44 of the prospectus to explain the purpose of these purchases.

51. COMMENT: PLEASE REVISE TO CLARIFY THE "CERTAIN CIRCUMSTANCES" UNDER WHICH FERRIS, BAKER WATTS, INC. WILL CONDUCT WARRANT PURCHASES.

       RESPONSE: We have added language to page 44 to describe how these purchases will be made.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

52. COMMENT: WE NOTE THE TRANSACTIONS DISCLOSED IN THIS SECTION. PLEASE REVISE TO IDENTIFY YOUR PROMOTERS AS REQUIRED BY ITEM 404(D) OF REGULATION S-K.

       RESPONSE: We have identified Messrs. Hanks and Dullum as promoters on page 46.

53. COMMENT: THE LAST PARAGRAPH ON PAGE 42 APPEARS SPECULATIVE. BECAUSE THE TRANSACTIONS DISCUSSED IN THAT PARAGRAPH WILL OCCUR IN THE FUTURE, WE DO NOT UNDERSTAND HOW YOU COULD ASSERT THAT THE TERMS WILL BE THOSE "NO LESS FAVORABLE" THAN AVAILABLE FROM UNAFFILIATED THIRD PARTIES. PLEASE ADVISE.

       RESPONSE: We have deleted this paragraph from the prospectus.

UNDERWRITING

54. COMMENT: TELL US WHETHER FERRIS, BAKER WATTS OR ANY MEMBERS OF THE UNDERWRITING SYNDICATE WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU-RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR

Securities and Exchange Commission
August 15, 2005
Page 15

PROCEDURES. BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING, AND CONFIRM, IF TRUE, THAT THE PROCEDURES YOU WILL FOLLOW WITH RESPECT TO ANY ELECTRONIC DISTRIBUTION WILL BE CONSISTENT WITH THOSE PREVIOUSLY DESCRIBED TO AND CLEARED BY THE OFFICE OF CHIEF COUNSEL.

       RESPONSE: The procedures followed with regard to any electronic offer, sale or distribution of shares will be consistent with those previously described to and cleared by the Office of Chief Counsel.

55. COMMENT: TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

       RESPONSE: To date, there are no arrangements between the Company, the underwriters and any third party to host or access the preliminary prospectus on the Internet. The underwriters may, however, distribute copies of the prospectus in PDF format.

56. COMMENT: DOES THE COMPANY OR DO THE UNDERWRITERS INTEND TO ENGAGE A DIRECTED UNITS PROGRAM IN CONJUNCTION WITH THIS OFFERING BY THE SELLING SHAREHOLDERS? IF SO, PLEASE ADVISE US OF THE MECHANICS OF HOW AND WHEN THESE UNITS WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED UNIT PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED UNITS IS DETERMINED. TELL US HOW AND WHEN THE COMPANY AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED UNIT INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE OFFERED UNITS, INCLUDING HOW AND WHEN ANY COMMUNICATIONS SENT OR RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR THE DIRECTED UNIT PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE PROGRAM.

       RESPONSE: Neither the Company nor the underwriters intend to engage in a directed share program as part of this offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

57. COMMENT: PLEASE REVISE TO PROVIDE THE CURRENT ADDRESS OF THE PUBLIC REFERENCE ROOM.

       RESPONSE: Page 55 of the prospectus has been amended to contain this information.

FINANCIAL STATEMENTS

58. COMMENT: PLEASE PROVIDE A CURRENTLY DATED CONSENT IN ANY AMENDMENT AND ENSURE THE FINANCIAL STATEMENTS ARE UPDATED AS REQUIRED BY ARTICLE 3 OF REGULATION S-X.

       RESPONSE: We have provided a current consent of the independent accountants as Exhibit 23.1 to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
August 15, 2005
Page 16


NOTE 2 - PROPOSED PUBLIC OFFERING

59. COMMENT: WE NOTE YOUR DISCLOSURE REGARDING THE UNDERWRITER PURCHASE OPTION ("UPO") ON PAGE 49. PLEASE EXPAND NOTE 2 TO DISCLOSE ALL MATERIAL TERMS OF THE UPO, INCLUDING THE TIMING OF THE ISSUANCE OF THE UPO, WHETHER SUCH ISSUANCE IS DEPENDENT UPON THE EFFECTIVENESS OF THE OFFERING, AND THE CASHLESS EXERCISE FEATURE CONTAINED IN THE UPO. ALSO, DISCLOSE HOW YOU INTEND TO ACCOUNT FOR THE UPO, INCLUDING ITS ESTIMATED FAIR VALUE AND THE MAJOR ASSUMPTIONS USED TO VALUE IT. IN REGARDS TO THESE ASSUMPTIONS, WE BELIEVE THAT A VOLATILITY ASSUMPTION SHOULD BE USED THAT IS IN ACCORDANCE WITH THE PRINCIPLE OUTLINED IN PARAGRAPH 23 OF FAS 123R. IN ADDITION, IF YOUR EXPECTED LIFE ASSUMPTION DIFFERS FROM THE CONTRACTUAL LIFE OF THE UPO, PLEASE TELL US YOUR BASIS FOR THIS ASSUMPTION. LASTLY, PLEASE TELL US EXACTLY HOW YOU WOULD PROPOSE TO RECORD THE INITIAL ISSUANCE OF THE UPO, IN CONJUNCTION WITH THE SALE OF THE STOCK AND WARRANTS IN THE INITIAL PUBLIC OFFERING. AS APPLICABLE, PLEASE EXPAND MD&A TO DISCUSS THE TRANSACTION AND THE LIKELY FUTURE EFFECT ON YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       RESPONSE: We have added disclosure to Note 2 to the Financial Statements to discuss UPO as requested by the staff. In addition, we have expanded MD&A to include a disclosure to discuss the UPO and have expanded disclosure under "Underwriting - Purchase Option" to reflect the likely future effect upon our financial results.

PART II

EXHIBITS

60. COMMENT: IN EXHIBIT 10.9, WE NOTE THAT "FBW AGREES TO FILL SUCH ORDER- IN SUCH AMOUNTS AND AT SUCH TIMES AS INSTRUCTED BY THE UNDERSIGNED DURING THE NINETY DAY TRADING PERIOD COMMENCING ON THE SEPARATION DATE." PLEASE EXPLAIN THE IMPLICATION OF THE NOTED TERM FROM YOUR WARRANT PURCHASE AGREEMENT.

       RESPONSE: This provision means that the persons agreeing to purchase warrants in the open market in accordance with the Warrant Purchase Agreement may exercise discretion as to the timing and amounts of those purchases, but does not relieve them of the obligation to purchase warrants as provided in the Warrant Purchase Agreement.

61. COMMENT: IN EXHIBIT 4.5, WE NOTE THAT SECTION 1 OF THE AGREEMENT REFERS TO A CASHLESS EXERCISE PROVISION IN SECTION 3.4 OF THE AGREEMENT, BUT THERE APPEARS TO BE NO SECTION 3.4 IN THE FILED agreement. PLEASE FILE AN AMENDED AGREEMENT THAT RECONCILES THIS INCONSISTENCY.

       RESPONSE: The cross-reference to a non-existent section of the agreement is a typographical mistake. A corrected version of the agreement will be filed as an exhibit with Amendment No. 2.


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Securities and Exchange Commission
August 15, 2005
Page 17


SIGNATURE PAGE

62. COMMENT: REVISE THE SIGNATURE TO IDENTIFY OR PROVIDE THE SIGNATURES OF THE PRINCIPAL ACCOUNTING AND PRINCIPAL FINANCIAL OWNERS OF THE COMPANY.

       RESPONSE: We have made an appropriate modification to page II-7 of Amendment No. 1.

Very truly yours,



Andrew D. Myers

ADM:rld
Enclosures

cc:    Robert J. Hanks
       David A. Dullum
       Elizabeth Hughes, Esq.